                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                          ELEXSYS INTERNATIONAL, INC.
                          ---------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)


                                    25302610
                                    --------
                                 (CUSIP Number)

                            Alan C. Mendelson, Esq.
                               Cooley Godward LLP
                   Five Palo Alto Square, 3000 El Camino Real
                       Palo Alto, California  94306-2155
                                 (415) 843-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 22, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-----------------------
  CUSIP NO. 25302610               SCHEDULE  13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Milan Mandaric

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
 5    TO ITEMS 2 (d) OR 2(e)                                        [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,072,961 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,072,961 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      4,072,961

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
 12
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      42.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment amends the Schedule 13D filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Milan Mandaric (the "Reporting Person") with the Securities and Exchange Commission on or about January 20, 1994, as amended by Amendment No. 1 filed on or about April 13, 1994, Amendment No. 2 filed on or about April 14, 1994, Amendment No. 3 filed on or about May 9, 1994, Amendment No. 4 filed on or about June 9, 1994, Amendment No. 5 filed on or about June 18, 1994, Amendment No. 6 filed on or about June 30, 1994, Amendment No. 7 filed on or about July 8, 1994, Amendment No. 8 filed on or about February 24, 1995 and Amendment 9 filed via EDGAR on or about September 25, 1995 (the "Schedule 13D").

ITEM 1.   SECURITY AND ISSUER.
-------   -------------------

Item 1 of the Schedule 13D is amended to disclose the following:

The principal executive offices of the Issuer are located at 4405 Fortran Court, San Jose, California 95134.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   -----------------------

Item 2 of the Schedule 13D is amended to disclose the following:

The business address of the Reporting Person is 4405 Fortran Court, San Jose, California 95134.

The principal occupation of the Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, a manufacturer of printed circuit boards.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   -------------------------------------------------

Item 3 of the Schedule 13D is amended to disclose the following information:

Since the filing of Amendment No. 9 to this Schedule 13D, the Reporting Person has acquired 72,961 shares of the Common Stock of the Issuer. The amount of funds used to purchase the 72,961 shares was approximately $810,000. The funds used in such acquisitions were personal funds of the Reporting Person.

ITEM 4.   PURPOSE OF THE TRANSACTION.
-------   --------------------------

Item 4 of the Schedule 13D is amended to disclose the following information:

The Reporting Person has entered into a Stockholder Agreement (as hereinafter defined) in connection with the execution and delivery by the Issuer of an Agreement and Plan of Merger, dated as of July 22, 1997, among Sanmina Corporation, a Delaware corporation ("Parent"), SANM Acquisition Subsidiary, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Issuer (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). Pursuant to the Merger Agreement, each share of Common Stock of the Issuer shall be converted into thirty-three hundredths (0.33) of a share of the Common Stock, par value $0.01 per share, of Parent. The approval of the holders of a majority of the outstanding shares of the Issuer's Common Stock is required for the consummation of the Merger. A copy of the Merger Agreement is attached as Exhibit 7.4 to this statement and is incorporated herein by reference. The description of the Merger Agreement herein is not complete and is qualified in its entirety by reference to the Merger Agreement.

Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Parent and Merger Sub, the Reporting Person entered into a Stockholder Agreement, dated as of July 22, 1997, between Parent and the Reporting Person (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, the Reporting Person has agreed to vote the Subject Shares (as defined in the Stockholder Agreement) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger.

Until the termination of the Stockholder Agreement, the Reporting Person has irrevocably granted to, and appointed, Parent and Jure Sola and Randy W. Furr, in their respective capacities as officers of Parent, and any individual who shall succeed to any such office of Parent, and each of them individually, the Reporting Person's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Reporting Person, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares, in favor of approval of the Merger and the adoption and approval of the Merger Agreement.

Additionally, as part of the Stockholder Agreement, the Reporting Person has agreed not to (i) sell, transfer, assign or otherwise dispose of (including by gift) (collectively, a "Transfer") or to consent to any Transfer of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of any or all of the Subject Shares (or any interest therein) to any person other than pursuant to the terms of the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any takeover proposal with any person other than Parent. The Reporting Person may, however, pursuant to the Stockholder Agreement, without the consent of Parent or any other person, transfer any or all of the Subject Shares (or any interest therein) to one or more members of the Reporting Person's family, any trust for the benefit of the Reporting Person or one or more members of the Reporting Person's family or any entity controlled by the Reporting Person so long as the transferee of such Subject Shares (or such interest therein) agrees to be bound by the applicable provisions of the Stockholder Agreement.

The Stockholder Agreement (including the irrevocable proxy described above) terminates on the first to occur of (i) the time when the Merger becomes effective or (ii) the date on which the

Merger Agreement is terminated in accordance with its terms, provided, however, that certain obligations of Parent and rights of the Reporting Person survive such termination.

A copy of the Stockholder Agreement is attached as Exhibit 7.5 to this statement, and is incorporated herein by reference. The description of the Stockholder Agreement herein is not complete and is qualified in its entirety by reference to the Stockholder Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------

Item 5 of the Schedule 13D is amended to disclose the following information:

The Reporting Person is the beneficial owner of 4,072,961 shares of Common Stock, representing 42.9% of the outstanding Common Stock of the Issuer. As a consequence of the rights granted under the Stockholder Agreement, the Reporting Person has the shared power to vote or to direct the voting of all Common Stock of the Issuer beneficially owned by the Reporting Person on the record date for persons entitled to receive notice of, and to vote at, a meeting of stockholders of the Issuer called for the purpose of voting on the Merger. The Reporting Person has the sole power to dispose or to direct the disposition of all Common Stock of the Issuer beneficially owned by the Reporting
Person.

Since the filing of Amendment No. 9 to the Schedule 13D, the Reporting Person has acquired 70,000 shares of the Common Stock of the Issuer through brokers in a series of open market transactions as follows:

                       NUMBER OF
DATE OF PURCHASE    SHARES PURCHASED    PRICE PER SHARE
----------------    ----------------    ---------------
June 3, 1996               3,000             $11.125
June 3, 1996              10,000             $11.00
June 4, 1996              10,000             $11.00
June 4, 1996              10,000             $10.875
June 4, 1996              10,000             $10.75
June 5, 1996               7,000             $10.75
June 11, 1996              5,000             $10.00
June 21, 1996              3,000             $10.00
March 14, 1997             2,000             $14.75
March 19, 1997             5,000             $13.00
March 25, 1997             5,000             $12.625

Since the filing of Amendment No. 9 to the Schedule 13D, the Reporting Person acquired 2,961 shares of the Common Stock of the Issuer from the Issuer pursuant to the Issuer's Employee Stock Purchase Plan as follows:

                       NUMBER OF
 DATE OF PURCHASE   SHARES PURCHASED   PRICE PER SHARE
-----------------   ----------------   ---------------
October 31, 1996          1,140            $8.50

April 30, 1997            1,821            $9.8813

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
-------   ------------------------------------------
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------

Item 6 of the Schedule 13D is amended to disclose the following information:

See Item 4 for a description of the Merger Agreement and the Stockholder Agreement. See Item 7 for exhibit references to the Merger Agreement and the Stockholder Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   --------------------------------

Item 7 of the Schedule 13D is amended to disclose the following information:

7.4 Agreement and Plan of Merger, dated as of July 22, 1997, among Sanmina Corporation, a Delaware corporation, SANM Acquisition Subsidiary, Inc., a Delaware corporation, and Elexsys International, Inc., a Delaware corporation.

7.5 Stockholder Agreement, dated as of July 22, 1997, between Sanmina Corporation, a Delaware corporation, and Milan Mandaric.


SIGNATURE.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 30, 1997


                                    /s/ Milan Mandaric
                                    ----------------------------
                                    MILAN MANDARIC

                                 EXHIBIT INDEX

EXHIBIT
-------


Exhibit 7.4 Agreement and Plan of Merger, dated as of July 22, 1997, among Sanmina Corporation, a Delaware corporation, SANM Acquisition Subsidiary, Inc., a Delaware corporation, and Elexsys International, Inc., a Delaware corporation.

Exhibit 7.5 Stockholder Agreement, dated as of July 22, 1997, between Sanmina Corporation, a Delaware corporation, and Milan Mandaric.